Exhibit 21.1

List of Subsidiaries

Name of Entity	State of Incorporation/Organization

Steer Intermediate, Inc.	Delaware

Walco Holdings, Inc.	Delaware

Walco Intermediate, Inc.	Delaware

Walco International, Inc.	Delaware

Walco do Brasil Produtos Veterinarios Ltda.	Brazil

Walco Texas Animal Health, LLC	Texas

Walco Mexico, S.A. De C.V.	Mexico

Hawaii Mega-Cor., Inc.	Hawaii

American Livestock and Pet Supply, Inc.	Delaware

Western Veterinary Supply, Ltd.	Canada

Province Livestock Supply, Ltd.	Canada

Veterinarian’s Outlet Incorporated	California

Walco Canada Animal Health Ltd.	Canada

Cattleman’s Supply, Inc.	Arizona